SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 28 November 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (THE "BANK")

Deleveraging Plan Update - Project Finance Loans
28 November 2011

Today, the Bank announces that it has agreed to sell another portfolio of Project Finance loans with total drawn and undrawn commitments of circa €0.59 billion to entities within the Sumitomo Mitsui Banking Corporation for a price of circa 85% of these commitments (the "SMBC Transaction").  Based on total drawings of these loans of circa €0.56 billion at 30 September 2011, the consideration represents circa 84% of the drawn amount. These loans relate to a portfolio of infrastructure and energy assets across North America and Europe. The total cash proceeds from this loan portfolio sale of circa €0.47 billion (before taking account of transaction and related costs) will further reduce the Bank's funding from Monetary Authorities in line with the Bank's deleveraging plan and will have a neutral impact on the Group's Core Tier 1 ratio.

On 14 October 2011, the Bank announced non-core loan portfolio divestments totalling circa €5 billion including the sale of Project Finance loans with total drawn and undrawn commitments of circa €0.67 billion for a price of circa 92% of commitments. That transaction and the SMBC Transaction announced today when combined with other agreed or completed sales and deleveraging initiatives within the Bank's Project Finance portfolio brings the total deleveraging achieved in this portfolio in the current year to circa €1.55 billion of commitments (circa €1.32 billion of drawings) at an average price of circa 90% of commitments.

The combined impact of all divestments announced to date by the Bank continues to remain within those base case discounts assumed as part of the 2011 Prudential Capital Assessment Review ("PCAR") and Prudential Liquidity Assessment Review ("PLAR") processes.

The Group continues to make good progress in relation to the sales processes in respect of other non-core loan portfolios.

Note 1:
Some of these divestments are conditional on receipt of certain regulatory clearances and consents and are expected to close in the coming months.

For further information please contact:

Bank of Ireland
Tony Joyce          Head of Group Investor Relations                            +353 (0)766 23 4729
Dan Loughrey    Head of Group Corporate Communications              +353 (0)766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  28 November 2011